Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107

Final Term Sheet

4.25% Fixed Rate Notes due 2017

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	February 3, 2017

Coupon:	4.25%

Reoffer Yield:	4.25%

Trade Date:	January 31, 2012

Issue Date:	February 3, 2012

Settlement Date:	February 3, 2012 (T+3)

Price to Public:	100% of principal amount

Proceeds (Before Expenses) to Issuer:	$994,500,000 (99.45%)

Interest Payment Dates:	Semi-annually on each February 3 and August 3, beginning August 3, 2012

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers:	Banco Bradesco BBI S.A. BB Securities Limited

CUSIP/ISIN:	345397VX8 / US345397VX89

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; Credit Agricole Securities (USA) Inc., toll free at 1-866-807-6030; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322 or RBC Capital Markets, LLC, toll-free at 1-866-375-6829.